UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D
                        (Amendment No.2)

 Under the Securities Exchange Act of 1934

      LARSON-DAVIS INCORPORATED
                        (Name of Issuer)

 Common Stock, Par Value $.0001 Per Share
                 (Title of Class of Securities)

                       517310 10 8
(CUSIP Number of Class of Securities)


                                   Copy to:

Laura Huberfeld                          Michael B. Solovay, Esq.
250 Longwood Crossing              Solovay Marshall & Edlin, P.C.
Lawrence, New York 11559        845 Third Avenue
                                                    New York, New York  10022
(Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                         August 23, 1995
            (Date of Event which Requires
                   Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following:
                                                    ___
                                                  /___ /

Check the following box if a fee is being paid with this Statement:
                                                    ___
                                                  /    /

                        Page 1 of 4 Pages
                    There are not any exhibits
______________________________________________________________________________

CUSIP No. 517310 10 8              13D            Page 2 of 4 Pages
______________________________________________________________________________
(1)  NAMES OF REPORTING PERSONS  S.S. OR I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS       Laura Huberfeld
______________________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP:
                                              ___
                                        (a) /_ _ /
                                              ___
                                        (b) /    /
______________________________________________________________________________
(3)  SEC USE ONLY
______________________________________________________________________________
(4)  SOURCE OF FUNDS*  PF
______________________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                             ___
                                            /    /
______________________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION    U.S.
______________________________________________________________________________
                              :  (7)    SOLE VOTING POWER
                              :                567,812
                              :_____________________________
NUMBER OF SHARES BENEFICIALLY :  (8)    SHARED VOTING POWER
OWNED BY EACH REPORTING       :                567,812
PERSON WITH                   :______________________________
                              :  (9)    SOLE DISPOSITIVE POWER
                              :                567,812
                              :______________________________
                              : (10)    SHARED DISPOSITIVE POWER
                              :                567,812
______________________________:________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         567,812
______________________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
 EXCLUDES CERTAIN SHARES*
                                             ___
                                            /___ /
_____________________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11    8.71%
_____________________________________________________________________________
(14) TYPE OF REPORTING PERSON*    IN
_____________________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This Amendment No. 2 amends and supplements the statement on Schedule 13D, as amended (the "Schedule 13D"), relating to the common stock, par value
$.001 per share ("Common Stock"), of Larson-Davis Incorporated, a Nevada corporation (the "Company") and filed with the Securities and Exchange Commission on behalf of Mrs. Laura Huberfeld. Except as disclosed herein, there has been no change in the information previously reported in the
Schedule 13D. Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

     On August 23, 1995, Mrs. Huberfeld sold 10,000 shares of the Common
Stock for $6.00 per share. Such sale was made on the securities exchange on which the shares of Common Stock are listed for trading. On August 23, 1995, in consideration of the early exercise of the First Warrants, the Company issued to Mrs. Huberfeld warrants (the "Third Warrants") to purchase 200,104 shares of the Common Stock at an exercise price of $4.50 per share.

     According to the Company's Form 10-QSB for the quarterly period ended March 31, 1995, as of May 10, 1995, the Company had 6,518,469 shares of Common Stock outstanding. As a result of the sale of (a) 10,000 shares of the Common Stock on August 23, 1995 and (b) the issuance of the Third Warrants, Mrs. Huberfeld is the beneficial owner of 567,812 shares of Common Stock or 8.71% of the Company's Common Stock outstanding, which include 167,604 shares of the Common Stock and 400,208 shares of the Common Stock issuable upon the exercise of the Second Warrants and the Third Warrants owned by Mrs. Huberfeld. Mrs. Huberfeld has the sole power to vote and to dispose of such Common Stock.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1995



                                   /s/ Laura Huberfeld
                                   Name:  Laura Huberfeld